EXPENSE LIMITATION AGREEMENT

DREXEL HAMILTON MUTUAL FUNDS

Drexel Hamilton Centre Global Equity Fund

This Expense Limitation Agreement (“Agreement”), dated as of September 14, 2013 and amended as of November 4, 2012, is made and entered into by and between Drexel Hamilton Mutual Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Drexel Hamilton Centre Global Equity Fund (the “Fund”), and Centre Asset Management, LLC (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are party to an interim investment advisory agreement dated September 14, 2013, and an interim expense limitation agreement dated September 14, 2013, pursuant to which the Adviser, during the term of such agreements, provides investment advisory services to the Fund and has agreed to limit the covered operating expenses of the Fund, respectively; and

WHEREAS, the Trust, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to continue to limit the covered operating expenses of the Fund for the period set forth herein in the event that the new investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the “New Advisory Agreement”) takes effect by entering into this Agreement to maintain the Fund’s expense ratio within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit. To the extent that the total operating expenses of the Fund (including (but not limited to) investment advisory fees payable to the Adviser and distribution/service (Rule 12b-1)fees, but excluding interest, taxes, litigation and brokerage expenses, expenditures which are capitalized in accordance with generally accepted accounting principles and extraordinary expenses) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. The maximum Operating Expense Limit in any year shall be the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of the Fund on the attached Schedule A.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the

Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of a fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser with respect to the previous fiscal year shall equal the Excess Amount.

(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the Fund in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the expense limitation in effect at the time the waiver or reimbursement is made (or any lower expense limitation or limitations to which the parties may otherwise agree).

2.	Term and Termination of Agreement.

This Agreement shall become effective upon the effective date of the New Advisory Agreement and shall continue in effect for a period of two years from such date (the “Termination Date”), and thereafter may be renewed for successive one-year terms upon agreement by the parties. This Agreement may be terminated by either party hereto, at any time and without payment of penalty, provided that (i) the terminating party provides ninety (90) days prior written notice of such termination to the other party, and (ii) such termination will not be effective before the Termination Date (unless otherwise specifically agreed upon), and provided further, that any termination sought by the Trust must be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund.

3.	Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Prior Agreements. This Agreement supersedes any and all prior agreements, negotiations, correspondence, undertakings and communications of the Trust or the Adviser or their respective representatives, oral or written, respecting such subject matter.

(c) Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Declaration of Trust or By-Laws of the Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser or the 1940 Act, shall have the same meaning as and be resolved by reference to such investment advisory agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

DREXEL HAMILTON MUTUAL FUNDS

/s/ Andrew Bang
By: Andrew Bang, President

CENTRE ASSET MANAGEMENT, LLC

/s/ James Abate
By: James Abate, Managing Director